
GRASIM
GROUP

82-3322

25th May, 20 
05009060



**BY AIR MAIL**

**Securities & Exchange Commission**
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from 1st July, 2005 to 9th July, 2005 [both days inclusive] for the purpose of payment of dividend @ Rs.16 per Equity Share for the year ended 31st March, 2005 as recommended by the Board of Directors of the Company at its Meeting held on 29th April, 2005.

This is for your information.

Please acknowledge receipt.

Thanking you,
Yours faithfully,

**Ashok Malu**
**Company Secretary**



**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)